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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                  Under The Securities and Exchange Act of 1934


                                 GeneLink, Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36870F107
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                          John R. DePhillipo, President
                                 GeneLink, Inc.
                              100 S. Thurlow Avenue
                                Margate, NJ 08402
     ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 18, 2005
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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================================================================================
         1.       NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Kenneth R. Levine
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         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                           (A)      [__]
                           (B)      [__]
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         3.       SEC USE ONLY

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         4.       SOURCE OF FUNDS
                           PF
--------------------------------------------------------------------------------

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [__]

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         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America
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Number of         7.       SOLE VOTING POWER
Shares Bene-               3,423,674
ficially Owned    --------------------------------------------------------------
by each           8.       SHARED VOTING POWER
Reporting                  0
Person With       --------------------------------------------------------------
                  9.       SOLE DISPOSITIVE POWER
                           3,423,674
                  --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           0
                  --------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           3,423,674
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES [__]

--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.7%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                           IN
--------------------------------------------------------------------------------
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Item 1.     Security and Issuer:

            Common Stock of GeneLink, Inc., 100 S. Thurlow Avenue, Margate, NJ 08402.

Item 2.     Identity and Background:

            (a)   This statement is filed on behalf of Kenneth R. Levine.

            (b) Mr. Levine's address is 1776 Broadway, Suite 1403, New York, NY 10019.

            (c) Mr. Levine is the Chief Executive Officer of First Equity Capital Securities, Inc., located at 1776 Broadway, Suite 1403, New York, NY 10019.

            (d) Mr. Levine has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Levine has not been, during the five years prior to the date hereof, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Levine is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration:

            Personal funds.

Item 4.     Purpose of Transaction:

            Personal investment.

Item 5.     Interest in Securities of the Issuer:

            (a) As of January 18, 2005, Mr. Levine beneficially owned 2,235,805 shares of the Issuer's outstanding Common Stock and warrants to acquire 1,187,869 shares of the Issuer's Common Stock, or 9.7%.

            (b) Mr. Levine holds the sole power to vote or to direct the vote, and to dispose or to direct the disposition of all of the shares reported on this Schedule 13D.

            (c) During the sixty days prior to this report, Mr. Levine acquired shares of common stock of the Issuer, along with warrants to acquire common stock of the Issuer, as follows:


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            On January 18, 2005, Mr. Levine converted $125,000 principal amount of loans made to the Issuer into 640,369 shares of common stock of the Issuer and 640,369 warrants to acquire common stock of the Issuer at an exercise price of $0.20 per share.

            On January 18, 2005, the Issuer issued to Mr. Levine 232,500 shares of common stock and 232,500 warrants to acquire common stock of the Issuer at an exercise price of $0.20 per share and paid First Equity Capital Securities, Inc. $32,550 as a broker fee for the $465,000 of equity raised by the Issuer.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

            None

Item 7.     Material to be Filed as Exhibits:

            None




                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2005                     /s/ Kenneth R. Levine
                                           -------------------------------------
                                           Kenneth R. Levine




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